UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

18 May 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes                     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom announces resignation of Russ Houlden

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date 18 May 2010	By:	CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

MEDIA STATEMENT

18 May, 2010

TELECOM ANNOUNCES RESIGNATION OF RUSS HOULDEN

Telecom New Zealand today announced that chief financial officer, Russ Houlden, has resigned to become CFO of a FTSE 100 company. This role enables Russ to return to the United Kingdom where his family reside and where his children continue their education.

“Russ has done an outstanding job in his two years at Telecom, during a period of profound change and significant challenges for our company,” said CEO Paul Reynolds.

“Russ has brought great rigour, discipline and insight to our financial planning processes as the company’s transformation gathered pace.

“He worked tirelessly to develop and foster a strong financial leadership team around him. The depth and capabilities of this team has grown significantly under Russ’ leadership.

“I respect the choice Russ has made to return home and be with his family while taking up a challenging new career opportunity, and I wish him all the best,” said Dr Reynolds.

“I am proud of what Telecom has achieved since 2008, including faster broadband, and market leadership in ICT. Importantly, our financial results to date have met market guidance. I wish Paul and the whole Telecom team every success in the future,” Russ Houlden said.

“While Russ’ departure date is not yet finalised, Russ has committed himself fully to Telecom until his successor is in place,” Dr Reynolds said.

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Contact:

Mark Watts, Telecom Media Relations, 027 250 4018